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                           April 12, 2024

       Vadim Mats
       Chief Executive Officer
       Gaxos.ai Inc.
       101 Eisenhower Pkwy Suite 300
       Roseland, NJ 07068

                                                        Re: Gaxos.ai Inc.
                                                            Registration
Statement on Form S-3
                                                            File No. 333-278513
                                                            Filed April 4, 2024

       Dear Vadim Mats:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Charli
Wilson at 202-551-6388 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Hannah Zelcer